UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Executive Vice President

Landsea Holdings Corporation

530 Lytton Ave, 2nd Floor, Palo Alto, CA 94301

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 16,940,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 16,940,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 16,940,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 47.03% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of 16,940,729 shares of common stock “(“Common Stock”) of Landsea Homes Corporation (the “Issuer”) held of record by Landsea Holdings Corporation (“Landsea Holdings”) immediately following the completion of the sale of 2,800,000 shares of Common Stock (including an option to purchase up to 365,217 shares, which the underwriters exercised in full) by Landsea Holdings pursuant to the terms of the underwriting agreement dated March 5, 2024, entered into by the Issuer, Landsea Holdings as the selling stockholder, and B. Riley Securities, Inc. and BofA Securities, Inc. as representatives of the several underwriters named therein (the “Secondary Offering”), as disclosed in the Issuer’s prospectus supplement dated March 5, 2024, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2024.

(2)

The percentage ownership is based upon 36,021,739 shares of Common Stock issued and outstanding as of March 8, 2024, following the completion of the sale of 2,800,000 shares of Common Stock by Landsea Holdings in the Secondary Offering.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd.)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 16,940,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 16,940,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 16,940,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 47.03% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of 16,940,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to that certain Agreement and Plan of Merger dated August 31, 2020 by and among the Issuer, Landsea Holdings, LFCA Merger Sub, Inc. and Landsea Homes Incorporation (as amended, the “Merger Agreement”)and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement defined in the Merger Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, (c) disposing of 4,838,710 shares of Common Stock pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings pursuant to that certain underwriting agreement dated June 12, 2023 by the Issuer, Landsea Holdings as the selling stockholder and B. Riley Securities, Inc., as representative of the several underwriters named therein (the “2023 Underwriting Agreement”) on June 15, 2023, (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the underwriters’ option to purchase additional shares under the 2023 Underwriting Agreement, (h) the sale of 2,434,783 shares of Common Stock by Landsea Holdings in connection with the Secondary Offering, closed on March 8, 2024, and (i) the sale of 365,217 shares of Common Stock by Landsea Holdings on March 8, 2024 pursuant to the exercise in full of the option to purchase additional shares by the underwriters in connection with the Secondary Offering.

Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) may be deemed to have beneficial ownership of such shares since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Management Limited or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 36,021,739 shares of Common Stock issued and outstanding as of March 8, 2024, following the completion of the sale of 2,800,000 shares of Common Stock by Landsea Holdings in the Secondary Offering.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,970,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,970,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 16,970,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 47.11% (2)
14	Type of Reporting Person IN; HC

(1)

Consists of (A) 16,940,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings pursuant to the 2023 Underwriting Agreement on June 15, 2023, (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the underwriters’ option to purchase additional shares under the 2023 Underwriting Agreement on June 21, 2023, (h) the sale of 2,800,000 shares of Common Stock by Landsea Holdings in connection with the Secondary Offering closed on March 8, 2024, and (B) 30,000 shares of Common Stock held of record by the spouse of Mr. Tian through participation as an investor in the Secondary Offering at a price equal to the per share public offering price, closed on March 8, 2024.

Mr. Tian may be deemed to have beneficial ownership of the 16,940,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) and Mr. Tian indirectly beneficially owns approximately 58.53% of Landsea Green Management Limited through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Management Limited or any of Landsea Green Management Limited’s subsidiaries having a beneficial ownership interest in Landsea Holdings that he or it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 36,021,739 shares of Common Stock issued and outstanding as of March 8, 2024 following the completion of the sale of 2,800,000 shares of Common Stock by Landsea Holdings in the Secondary Offering.

Statement on Schedule 13D

Explanatory Note

This Amendment No. 7 amends and supplements the Schedule 13D filed on January 19, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on May 13, 2022, Amendment No. 2 filed on June 2, 2022, Amendment No. 3 filed on June 16, 2022, Amendment No. 4 filed on June 16, 2023, Amendment No. 5 filed on June 22, 2023, and Amendment No. 6 filed on July 21, 2023. This Amendment No. 7 reports that on March 8, 2024, Landsea Holdings disposed of 2,800,000shares of the Issuer’s Common Stock in the Secondary Offering, of which the spouse of the Reporting Person, Mr. Ming Tian, purchased 30,000 shares, and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction.

Item 3. – Source and Amount of Funds or Other Consideration

The spouse of the Reporting Person, Mr. Ming Tian, purchased 30,000 shares of Common Stock of the Issuer with self-funding through participation as an investor in the Secondary Offering, at a price equal to the per share public offering price of $11.60 per share. The purchase was completed on March 8, 2024.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 7.

Item 5. – Interest in Securities of the Issuer

Item 5 is hereby amended to add the following supplemental information:

(a) - (b) As of March 8, 2024, after completing the sale of 2,800,000 shares of Common Stock in the Secondary Offering, Landsea Holdings beneficially owns 16,940,729 shares of Common Stock, which represents 47.03% of the issued and outstanding shares of Common Stock of the Issuer after the completion of the Secondary Offering. Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Landsea Holdings the power to vote or dispose, or to direct the voting or disposition of, such shares of Common Stock, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of the shares. Information about the relationships of the Reporting Persons on the cover pages are incorporated herein by reference.

In addition, the spouse of the Reporting Person, Mr. Ming Tian, purchased 30,000 shares of Common Stock of the Issuer through participation as an investor in the Secondary Offering, at a price equal to the per share public offering price of $11.60 per share. The purchase closed on March 8, 2024. Mr. Ming Tian may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with his spouse the power to vote or dispose, or to direct the voting or disposition of, such 30,000 shares of Common Stock

(c) Except for the Secondary Offering (including the participation therein of the spouse of the Reporting Person, Mr. Ming Tian, as disclosed above), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Original 13D Filing, has effected any transactions in the shares during the past 60 days.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Underwritten Secondary Offering

On March 5, 2024, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Landsea Holdings as the selling stockholder and B. Riley Securities, Inc. and Bo, as representative of the several underwriters named therein (the “Underwriters”), pursuant to which Landsea Holdings agreed to sell to the Underwriters an aggregate of 2,434,783 shares of Common Stock at a price per share of $11.60, before underwriting discounts and commissions (the “Secondary Offering”). Landsea Holdings also granted the Underwriters a 30-day option to purchase up to an aggregate of 365,217 additional shares of Common Stock (the “Additional Shares”) owned by Landsea Holdings. The spouse of the Reporting Person, Mr. Ming Tian, purchased 30,000 shares of Common Stock of the Issuer through participation as an investor in the Secondary Offering, at a price equal to the per share public offering price of $11.60 per share, and the purchase was completed on March 8, 2024. The Underwriters elected to exercise in full their option to purchase the Additional Shares. The Secondary Offering, including the sale of the Additional Shares, closed on March 8, 2024. The Secondary Offering was made pursuant to a preliminary prospectus supplement and final prospectus supplement under the Issuer’s shelf registration statement on Form S-3 (File No. 333-252569) (the “Registration Statement”), each of which has been filed with the SEC.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on March 5, 2024, Landsea Holdings, Landsea Green Management Limited and Mr. Ming Tian each executed lock-up agreements (the “Lock-Up Agreements”), pursuant to which and subject to specified exceptions, each agreed for a period of 90 days from March 5, 2024 not to, without the prior written consent of the Representative, offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or otherwise acquire Common Stock either owned as of the date of the Underwriting Agreement or thereafter acquired, enter into any swap or other derivatives transactions that transfers to another economic benefits or risks of ownership of such shares of Common Stock, file or cause to be filed a registration statement for the offer and sale of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock, or publicly disclose the intention to do any of the foregoing.

The foregoing descriptions of the Underwriting Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Underwriting Agreement (and form of Lock-Up Agreement attached thereto), which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 6 by reference.

Item 7. – Material to be Filed as Exhibits

Item 7 is hereby supplemented to add the following as exhibits:

Exhibit 11. Underwriting Agreement dated March 5, 2024 by and among Landsea Homes Corporation, Landsea Holdings Corporation, as the selling stockholder thereto and B. Riley Securities, Inc., as representative of the several underwriters (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 8, 2024).

Exhibit 12. Form of Lock-Up Agreements dated March 5, 2024 by Landsea Holdings Corporation, Landsea Green Management Limited and Ming Tian (incorporated by reference to Exhibit A included in Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 8, 2024).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2024

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Chief Executive Officer

Landsea Green Management Limited

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of the Board

Ming Tian

/s/ Ming Tian